
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

September 27, 2006

Steven H. Pruett
President and Chief Financial Officer
Legacy Reserves GP, LLC
303 Wall Street, Suite 1600
Midland, Texas 79701

Re: Legacy Reserves LP
        Registration Statements on Form S-1/A-1
        File Nos. 333-134064 & 333-134056
        Filed September 5, 2006

Dear Mr. Pruett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A-1 filed on September 5, 2006
File No. 333-134064

1. As there is no market for your units, please include the price at which your units will be sold.

2. Please remove from the cover page any information not specifically required by Item 501 of Regulation S-K and the guidelines under Release 33-6900. As currently presented, the cover page contains too much information to be easily readable by an investor.

Risk Factors, page 22

3. We note your risk factor relating to an effective system of internal controls. Risk factors should present a unique risk to the company or industry rather than just a generalized statement of risk which could apply to any public company. Please disclose whether there is any reason why it would be more difficult for you to maintain effective internal controls as opposed to any other registrant.

Legacy Reserves LP (Formerly Moriah Group) Financial Statements
Consolidated Statements of Cash Flows, page F-18

4. Please reconcile the amounts shown for Deemed dividend to Moriah Group owners for accounts not acquired in Legacy formation transaction with the amount presented on the Consolidated statement of unitholders' equity as Deemed dividend to Moriah Group owners, totaling ($3,878,215).

(j) Intangible assets, page F-23

5. We note that you capitalized "certain operating rights acquired in an acquisition of oil and gas properties." Please aggregate and present as a separate line item in the consolidated balance sheets all intangible assets, as required by paragraph 42 of SFAS 142 and tell us how you have complied with the disclosure provisions of paragraphs 44 and 45 of SFAS 142 for your intangible assets. Please expand your policy disclosure to also address when you test for impairment.

(17) Oil and Natural Gas Capitalized Costs, page F-40

6. We note from your response to prior comment number 58 that you modified your disclosure as requested. However, it does not appear that you have revised this footnote as requested. In this regard, we believe there is no provision for the separate presentation of capitalized asset retirement obligations in paragraph 18 and Illustration 1 of SFAS 69. Please revise your presentation accordingly.

Selected Interests of Paul T. Horne Financial Statements
Statements of Operations, page F-71

7. Based on your response to prior comment number 62, it remains unclear whether or not you have considered the guidance under SAB Topic 1.B.1. with respect to presentation of the financial statements for this individual. Please tell us how you have applied this guidance and specifically tell us what line item includes the costs associated with accounting and legal services and other selling, general and administrative expenses, if applicable.

South Justis Properties Financial Statements
General

8. We understand that you are in the process of obtaining the necessary information to include certain expenses that have been omitted in the statements of revenues and direct operating expenses in order to comply with the staff's letter dated August 29, 2006. We may have further comment upon review of your revised financial statements filed in an amendment to the Form S-1.

Statements of Revenues and Direct Operating Expenses – Oil and Natural Gas Properties Acquired From Henry Holding LP, page F-105

9. We note your disclosure that "The statements above exclude the following operating fees received by Henry Holding LP for the periods indicated." Please tell us whether or not you will recognize operating fees in excess of your general and administrative costs as operator. If applicable, please explain how you will account for fees in excess of your costs.

Engineering Comments

Summary
Acquisition Activities, page 2

10. We note your disclosure that the Farmer Field acquired from Larron Oil Corporation represents your largest field by reserve volume and all of the wells acquired are classified as proved developed producing. Please provide us with your calculations of significance to explain why financial statements under Rule 3-05 of Regulation S-X are not required.

Notes to Unaudited Pro Forma Consolidated Financial Statements
Oil and Natural Gas Reserve Disclosures, page F-10

11. Please explain to us why the changes in reserves for 2005 and the final reserve estimate as of December 31, 2005 for only Legacy do not agree with the reserves changes for 2005 and the final reserve estimates as of December 31, 2005 for Legacy on page F-41.

12. Please explain why the estimate found on page F-41 does not appear to agree with the LaRoche reserve reports as of December 31, 2004 and December 2005.

Response Letter

13. We have reviewed your response number 70 and your new disclosure. Please revise your disclosure to clarify your reserve additions as required by paragraph 11 of SFAS 69. If you determine that the portion of the changes due to improved recovery is not significant please report them as revisions only. If you determine that they are significant, we reissue our previous comment. Please revise your document as necessary.

14. We have reviewed your response number 75 and believe that your justification of reserve additions based on new information such as higher oil and gas prices, improved completion practices and up-to-date information from infill wells better follows the description of revisions of previous estimates. See paragraph 11(a) of SFAS 69. We reissue our previous comment.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jennifer Goeken, Staff Accountant, at (202) 551-3721 or Jill David, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. If you have any questions regarding engineering comments, please contact Jim Murphy at (202) 551-3703. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or me at (202) 551-3685 with any other questions.

Sincerely,

Tangela Richter
Branch Chief

cc: via facsimile Gislar Donnenberg, Esq